aub 03

SEC
Mail Processing
Section
FEB 28 2017
Washington DC
416

SI

17005058

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 046982

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hamilton Cavanaugh & Associates, Inc. dba Hamilton Cavanaugh Investment Brokers Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

661 N. Broadway
(No. and Street)

White Plains (City) NY (State) 10603-2408 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lindsay Hamilton (941) 761-6110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey, Nee, Buck & Oswald, LLC
(Name – *if individual, state last, first, middle name*)

2571 Baglyos Circle, Suite B20 (Address) Bethlehem (City) PA (State) 18020 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Lindsay Hamilton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hamilton Cavanaugh & Associates, Inc., as of February 27th, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

General Counsel & Chief Compliance Officer
Title

Notary Public

NEIL MATHEW
NOTARY PUBLIC, STATE OF NEW YORK
LIC. #01MA6329474
WESTCHESTER COUNTY
COMMISSION EXPIRES 08/24/2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hamilton, Cavanaugh & Associates, Inc.

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NO. 8-46982

FOR THE YEAR ENDED
DECEMBER 31, 2016

(with Report of Registered Independent Public Accounting Firm)

TABLE OF CONTENTS

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Hamilton Cavanaugh & Associates, Inc.

We have audited the accompanying statement of financial condition of Hamilton Cavanaugh & Associates, Inc. as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of Hamilton Cavanaugh & Associates, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hamilton Cavanaugh & Associates, Inc. as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

Bethlehem, Pennsylvania

February 24, 2017

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
59 West End Avenue • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

Hamilton, Cavanaugh & Associates, Inc.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS	
Cash	$ 622,742
Receivable from broker-dealers and plan sponsors	53,931
Receivable from customers	18,886
Receivable from affiliate	42,811
Property and equipment, less accumulated depreciation	82,336
Other assets	44,542
TOTAL ASSETS	$ 865,248
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Notes payable	$ 34,997
Accounts payable and accrued expenses	40,524
TOTAL LIABILITIES	75,521
STOCKHOLDER'S EQUITY	
Common stock, no par value 200 shares authorized, Issued and outstanding	16,000
Retained earnings	773,727
TOTAL STOCKHOLDER'S EQUITY	789,727
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 865,248

The accompanying notes are an integral part of this statement.

Hamilton, Cavanaugh & Associates, Inc.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Hamilton, Cavanaugh & Associates, Inc. (the "Company"), a New York State corporation, is a registered broker-dealer in securities under the Securities Act of 1934 and is a member of the Financial Industry Regulatory Authority and Securities Investor Protection Corporation. The Company is engaged in the sale of variable annuities and mutual funds.

INCOME TAXES

The Company is organized as an S corporation under the applicable provisions of the Internal Revenue Code. In lieu of corporate income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

The Company has determined that there are no material uncertain tax positions that require recognition or disclosure in its financial statements.

Taxable years ended from December 31, 2013 through the present are subject to examination by the taxing authorities.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

DATE OF MANAGEMENT'S REVIEW

Management has evaluated events through February 24, 2017, the date on which the financial statements were available to be issued.

NOTE 2: CREDIT AND MARKET RISK

The Company maintains its cash balances at one financial institution. The Federal Deposit Insurance Company (FDIC) insures up to $250,000 of deposits maintained in non-interest-bearing transaction accounts at any member financial institution. At December 31, 2016, the Company had an uninsured balance of $372,611 at one financial institution.

NOTE 3: PROPERTY AND EQUIPMENT

Depreciation is calculated by the straight line method for financial reporting purposes at rates based on the following estimated useful lives.

	YEARS
Equipment	5 – 7
Fixtures	7
Autos	5

At December 31, 2016:

Equipment	$ 423,819
Fixtures	120,886
Autos	175,358
Subtotal	720,063
Accumulated depreciation	(637,727)
Property and equipment, less accumulated depreciation	$ 82,336

NOTE 4: NOTE PAYABLE

As of December 31, 2016:

Bank of America, collateralized by equipment, due in monthly payments of $1,644, including interest at 3.29%, through October 2018	$ 34,997
Current maturities	(18,224)
Long-term notes payable	$ 16,773

Principal payments on notes payable are due as follows, for years ended December 31:

2017	$ 18,224
2018	16,773
	$ 34,997

NOTE 5: COMMITMENTS AND CONTINGENCIES

The Company has obligations under a current operating lease for certain office equipment. Future minimum lease payments due at December 31, 2016 for 2017 are $9,487.

NOTE 6: RELATED PARTY TRANSACTIONS

All related parties are controlled by the stockholder of the Company. As of December 31, 2016, the Company has a receivable of $42,811 due from Aspire Advisors, Inc., a related company.

NOTE 5: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined and requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1.

At December 31, 2016 the Company had net capital of $579,981 which was $574,946 in excess of its required net capital of $5,035. The Company's ratio of aggregate indebtedness to net capital was .13 to 1.

Capital withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.